NO ACT

DC
PE
6-10-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08052352

Received SEC
JUL 24 2008
Washington, DC 20549

July 24, 2008

PROCESSED
AUG 01 2008
THOMSON REUTERS

Jason P. Muncy
Senior Counsel
The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 7/24/2008

Re: The Procter & Gamble Company
Incoming letter dated June 10, 2008

Dear Mr. Muncy:

This is in response to your letter dated June 10, 2008 concerning the shareholder proposal submitted to Procter & Gamble by the Free Enterprise Action Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Steven J. Milloy
Managing Partner
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

Jason P. Muncy
Senior Counsel

P&G

The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315
www.pg.com

Phone: (513) 983-1042
Fax: (513) 983-2611
muncy.j@pg.com

June 10, 2008

VIA EMAIL (cfletters@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *The Procter & Gamble Company / Proposal Submitted by Free Enterprise Action Fund*

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"). As discussed below, the Company received a shareholder proposal (the "Proposal") from the Free Enterprise Action Fund (the "Proponent") for inclusion in the proxy materials for its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials"). By this letter the Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Securities & Exchange Commission (the "Commission") if the Company excludes the Proposal from the 2008 Proxy Materials and excludes any future proposals from the Proponent from its proxy materials for its 2009 Annual Meeting of Shareholders (the "2009 Proxy Materials"), for the reasons discussed below.

I. Factual Background

A. 2008 Proposal

On May 6, 2008, the Company received from the Proponent a shareholder proposal for its 2008 Annual Meeting of Shareholders (the "2008 Proposal") (Attached as Exhibit A). Initially, the Proponent failed to provide the verification of ownership and eligibility information required by Rule 14a-8(b). However, after the Company sent a detailed notice describing this procedural deficiency on May 14, 2008 (the "Deficiency Notice") (Attached as Exhibit B), the Proponent timely provided the required information in an email dated May 22, 2008 (Attached as Exhibit C).

B. 2007 Proposal

On May 1, 2007, the Company received from the Proponent a shareholder proposal for its 2007 Annual Meeting of Shareholders (the "2007 Proposal") (Attached as Exhibit D). A copy of the 2007 Proposal as it appeared in the 2007 Proxy Materials is attached hereto as Exhibit E. Proponent's submission specifically states: "[e]ither Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders." On October 8, 2007, Proponent informed the Company that he would not be attending the meeting to present the 2007 Proposal (Attached as Exhibit F). When the 2007 Annual Meeting of Shareholders was held on October 9, 2007, neither Proponent, Mr. Borelli nor any other qualified representative attended the meeting to present the 2007 Proposal.

II. No-Action Request

The Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company omits the 2008 Proposal from its 2008 Proxy Materials. The Company intends to exclude the Proposal under Rule 14a-8(h)(3) because Proponent failed to appear and present the 2007 Proposal at the Company's 2007 Annual Meeting of Shareholders. Furthermore, consistent with Rule 14a-8(h)(3), the Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company omits from the 2009 Proxy Materials any future proposals submitted by Proponent. As noted in Rule 14a-8(h)(3), a Company is permitted to exclude all proposals submitted by a proponent for any meetings held in the following two calendar years when a proponent, or its qualified representative, fail to appear and present a proposal at a meeting.

Pursuant to Rule 14a-8(j) under the Exchange Act, please find attached a copy of the Proposal, this letter, and our correspondence with the Proponent concerning the Proposal. Because this request will be submitted electronically pursuant to guidance found on the Commission's website, the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j). The Company is simultaneously providing a copy of this submission to the Proponent.

III. Proponent Violated Rule 14a-8(h) When He Failed to Appear at the Company's 2007 Annual Meeting of Shareholders to Present the 2007 Proposal

Rule 14a-8(h)(1) requires from each proponent that "[e]ither you or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal." The consequences of failing to appear are set forth in Rule 14a-8(h)(3): '[i]f you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years."

On October 8, 2007, the day before the 2007 Annual Meeting of Shareholders, Proponent sent an email informing the Company that he would not be attending the meeting to present the 2007 Proposal (See Exhibit F). Proponent also requested that the Company designate someone at the meeting to present the 2007 Proposal in his absence. After specifically informing him that the Company reserved the right to exclude future proposals by Proponent, the Company agreed to allow the 2007 Proposal to be presented.

The 2007 Annual Meeting of Shareholders was held in Cincinnati, Ohio on October 8, 2007 at 9:00 a.m. The 2007 Proposal appeared in the 2007 Proxy Materials, and the Company was prepared to allow Proponent or his qualified representative to present the proposal. However, when the Company's Chief Executive Officer, Alan G. Lafley, asked for a representative to present the proposal, no one responded. When no one came forward to present the 2007 Proposal, Mr. Lafley introduced the proposal by referring to the page of the 2007 Proxy Materials where the 2007 Proposal appeared. After specifically noting that the Company was not required to consider the proposal because the Proponent had failed to attend the meeting, Mr. Lafley allowed shareholders to vote on the 2007 Proposal. Mr. Lafley did so as a matter of convenience because the 2007 Proposal appeared in the 2007 Proxy Materials which were distributed to shareholders weeks in advance.

To date, the Company is unaware of any information which would support a claim by Proponent that he had "good cause" for not appearing at the meeting to present the 2007 Proposal. Proponent failed to offer any explanation in his email to the Company on October 8, 2007 as to why he was unable to attend the meeting. Proponent had ample time to find and appoint a qualified representative, had such a representative been necessary.

The Proponent is no doubt aware of the Rule 14a-8(h)(1) requirement that a shareholder submitting a proposal must either attend, or ensure that a qualified representative attends, the annual meeting to present the proposal. The Proponent is highly experienced in the process of submitting shareholder proposals and has submitted no less than 13 proposals that have been passed upon by the Staff in this calendar year alone. *See e.g., Caterpillar Inc.* (March 11, 2008); *Wal-Mart Stores, Inc.* (March 10, 2008); *JP Morgan Chase & Co.* (March 7, 2008); *PG&E Corporation* (March 6, 2008); *The Dow Chemical Company* (March 5, 2008); *E. I. du Pont de Nemours and Company* (February 28, 2008); *PepsiCo, Inc.* (February 28, 2008); *Johnson & Johnson* (February 22, 2008); *Bank of America Corporation* (February 22, 2008); *Citigroup Inc.* (February 20, 2008); *Lehman Brothers Holdings Inc.* (January 29, 2008); *General Electric Company* (January 15, 2008); and *Pfizer* (January 10, 2008).

Because neither the Proponent nor a qualified representative appeared at the 2007 Annual Meeting for Shareholders to present the 2007 Proposal, Rule 14a-8(h)(3) permits the Company to exclude not only the 2008 Proposal from the 2008 Proxy Materials, but also any proposals from the Proponent for the Company's 2009 Annual Meeting of Shareholders (October 2009) as well. The Staff has consistently allowed companies to exclude shareholder proposals in reliance on Rule 14a-8(h)(3) because of a proponent's failure to appear or send a representative to an annual meeting to present a proposal absent good cause. *See, e.g, Comcast Corporation* (February 25, 2008); *Anthracite Capital, Inc.* (Feb. 5, 2008); *Intel Corporation* (Jan. 22, 2008); *Crown Holdings, Inc.* (Jan. 9, 2008); *Eastman Kodak Company* (Dec. 31, 2007); *Exxon Mobile Corporation* (Dec. 20, 2007); *Caterpillar Inc.* (Mar. 19, 2007); *Wm. Wrigley Jr. Company* (Dec. 5, 2006); *Eastman Kodak Company* (Jan. 30, 2006); *Community Health Systems, Inc.* (Jan. 25, 2006); *The Coca-Cola Company* (Jan. 23, 2006); *Entergy Corporation* (Jan. 10, 2006); *Hudson United Bancorp* (Oct. 6, 2005); *Lucent Technologies Inc.* (Oct. 27, 2004); *Avaya Inc.* (Nov. 14, 2003); *Mattel Inc.* (Mar. 22, 2002); and *Lucent Technologies Inc. (Sept. 21, 1999).*

Moreover, any suggestion by the Proponent that the Company's introduction of the 2007 Proposal in his absence satisfies the requirements set forth in Rule 14a-8(h)(1) should be dismissed. The Staff has previously stated that "the Division does not believe that assurances from management that a proposal which has been noticed in the proxy statement will be presented for a vote at the annual meeting constitutes 'good cause' for not appearing, at least by proxy, to present one's proposal. Under the circumstances, this Division will not recommend any enforcement action to the Commission if management omits the subject proposal from the Company's proxy material." *See CBS Inc.* (January 31, 1997) (interpreting Rule 14a-8(a)(2), the precursor to Rule 14a-8(h)(3)). As recently as March 2002, the Staff revisited this issue and reached the same conclusion. *See e.g., Safeway Inc.* (March 7, 2002) (granting relief under Rule 14a-8(h)(3) and rejecting proponent's claim that the company's presentation of the proposal and her hospitalization were good cause where the proponent was at a prescheduled medical appointment).

In light of these no-action letters, we respectfully request that the Staff concur in the Company's view that it may exclude the 2008 Proposal from the 2008 Proxy Materials and any future proposals submitted by the Proponent from the 2009 Proxy Materials in reliance on Rule 14a-8(h)(3).

IV. Conclusion

The Proponent failed to attend either in person or by proxy the Company's 2007 Annual Meeting of Shareholders to present the 2007 Proposal. Further, the Proponent has not shown that he has "good cause" justifying his absence. As a result, under Rule 14a-8(h)(3) the Company is entitled to exclude all proposals submitted by the Proponent from its proxy materials for any meetings held in the following two calendar years. Accordingly, the Company respectfully requests that the Staff concur in its view that it may exclude the 2008 Proposal from the 2008 Proxy Materials and any future proposals submitted by the Proponent from the 2009 Proxy Materials in reliance on Rule 14a-8(h)(3).

Should you have any questions regarding this matter or require additional information, please contact me at (513) 983-1042. Please be aware that the Company intends to file its definitive 2008 Proxy Materials with the Commission on August 29, 2008, in advance of the Annual Meeting of Shareholders to be held on October 10, 2008. As such, a decision from the Staff by August 11, 2008 would be greatly appreciated.

Sincerely,

Jason P. Muncy
Senior Counsel

Enclosures

cc: Steven J. Milloy -- w/enclosures

Exhibit A

action fund
management,LLC
12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

BY FAX

May 6, 2008

James J. Johnson
Corporate Secretary
Procter & Gamble
One Procter & Gamble Plaza
Cincinnati, OH 45202

Dear Mr. Johnson:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Procter & Gamble (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund ("FEAOX") is the beneficial owner of at least $2,000 worth of the Company's common stock which has been held continuously for more than a year prior to this date of submission. The FEAOX intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder's appropriate verification of the FEAOX's beneficial ownership will follow.

The FEAOX's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAOX. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAOX, Owner of Procter & Gamble Common Stock

Attachment: Shareholder Proposal: State-Sponsored Terrorism Report

State-Sponsored Terrorism Report

Resolved: The shareholders request that the Board of Directors prepare by April 2009, at reasonable expense and omitting proprietary information, a State-Sponsored Terrorism Report.

The report should describe:

1. Any current and/or anticipated operations in, and other contact with, Iran, Syria and other countries identified as state sponsors of terrorism by the U.S. State Department, whether through subsidiaries, affiliates or other direct or indirect arrangements;

2. The extent to which any such operations and contacts have been with the governments of state sponsors of terrorism, or entities affiliated with or controlled by their governments;

3. Whether, to the best of the Company's knowledge, understanding and belief, any of the technologies, products, or services it provides, have provided or anticipate providing into these countries have military application;

4. Whether the government of any such country has employed or will employ them in any military application; and the nature of the military application(s) in which they can be, have been or will be employed.

Supporting Statement:

The Company should not be doing business in nations that have been designated as state-sponsors of terrorism. Not only is such business immoral and potentially harmful to U.S. national security, but it places the Company's reputation at substantial risk.

Procter & Gamble CEO & Chairman Alan G. Lafley is a member of the board of directors of the General Electric Company. During Mr. Lafley's time as a member of GE's board, GE conducted business activities worth hundreds of millions of dollars in Iran and Syria. Mr. Lafley apparently approved of GE doing business with state sponsors of terrorism.

When the U.S. Securities and Exchange Commission inquired about GE's dealings in Iran and Syria, GE replied, in part, "The issue of whether to conduct business in certain countries is complex; we must take into account not only the views of the U.S. Government but all relevant stakeholders." GE, with Mr. Lafley's approval, apparently views U.S. national security interests as only one factor among many to consider in business decisions and elevated Iranian President Mahmoud Ahmadinejad to that of a corporate "stakeholder."

Procter & Gamble shareholders have reason to be concerned that, as CEO of the Company, Mr. Lafley may disregard U.S. national security interests and elevate President Ahmadinejad and other leaders of state-sponsored terrorist nations to "stakeholders" in the Company.

Shareholders have the right to know whether management is risking the Company's reputation by doing business with terrorist nations.

RECEIVED
MAY 06 2008
SWJ

FAX

To: **James Johnson – Corp. Secretary**
Fax: **513-983-4381**
Pages: **3**
Re: **Shareholder proposal**

From: Steven Milloy
Action Fund Management, LLC
advisor to the Free Enterprise Action Fund
12309 Briarbush Lane
Potomac, MD 20854

T: 301-258-2852
F: 301-330-3440
E: steve@feaox.com
W: www.feaox.com

Exhibit B

P&G
Legal

Jason P. Muncy
Senior Counsel

The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, Ohio 45202-3315
www.pg.com

Phone: (513) 983-1042
Fax: (513) 983-2611
muncy.j@pg.com

May 14, 2008

VIA CERTIFIED MAIL
<u>RETURN RECEIPT REQUESTED</u>

Steven J. Milloy
Managing Partner
Free Enterprise Action Fund
12309 Briarbush Lane
Potomac, MD 20854

Dear Mr. Milloy:

We received your letter submitting a shareholder proposal for the 2008 Proxy Statement of The Procter & Gamble Company (the "Company"). This letter was received, via fax, on May 6, 2008.

Your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included Rule 14a-8 for your convenience. Specifically, Rule 14a-8(b)(2) states:

Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. *<u>In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal</u>. You must continue to hold those securities through the date of the meeting.*

2. *If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. <u>However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:</u>*

P&G

(i) *The first way is to* *submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.* *You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or [Emphasis added.]*

(ii) *[omitted]*

While the letter that you provided indicated that "the record holder's appropriate verification of the FEAOX's beneficial ownership will follow, we have received no such information to date. Under Rule 14a-8(f), if you want us to consider your proposal, you must send us a revised submission that corrects the deficiency cited above.

If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to the e-mail address or fax number above within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with aforementioned requirements and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,

Jason P. Muncy
Senior Counsel

Enclosure

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Steven J. Milloy
Free Enterprise Action Fund
12309 Briarbush Lane
Potomac, MD 20854

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X [signature] ☐ Agent ☐ Addressee

B. Received by (Printed Name) Milloy

C. Date of Delivery 5/20/08

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☒ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number
(Transfer from service label) 7007 2680 0000 9995 5294

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

OFFICIAL USE

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

7007 2680 0000 9995 5294

Sent To Steven J. Milloy_ Free Enterprise
Street, Apt. No.; or PO Box No. 12309 Briarbush Lane
City, State, ZIP+4 Potomac, MD 20854

PS Form 3800, August 2006 See Reverse for Instructions

Exhibit C

Muncy, Jason

From: Steven Milloy [steve@feafund.com]
Sent: Thursday, May 22, 2008 10:11 AM
To: Muncy, Jason
Subject: Proof of ownership...

Attachments: PG Stock Ownership Letter 2008.pdf

PG Stock
:rship Letter 2·

Hi Jason,

The proof of ownership for the Free Enterprise Action Fund shareholder proposal is attached.

Please confirm receipt.

Thanks,

Steve

Steven J. Milloy
Managing Partner
Action Fund Management, LLC
Portfolio Manager, Free Enterprise Action Fund
12309 Briarbush Lane
Potomac, MD 20854
T: 301-258-2852
F: 301-330-3440
E: steve@feaox.com
W: www.FEAOX.com

Huntington

The Huntington Service Center
Trust Division
7 Easton Oval
Columbus, Ohio 43219

May 21, 2008

Procter & Gamble Co.
One Procter & Gamble Plaza
Cincinnati, OH 45202
United States
Re Shareholder Resolution of the Free Enterprise Action Fund

Mr. Steven W. Jemison
Chief Legal Officer and Secretary
Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, OH 45202

Dear Mr. Jemison

Huntingon National Bank holds 2,936 shares of the Company's common stock beneficially for the Free Enterprise Action Fund, the proponet of a shareholder proposal submitted to the company and submitted in accordance with Rule 14(a) of the Securities and Exchange Act of 1934. Of the said 2,936 shares of the company stock, 2,677 shares are held by Huntington National Bank and have been beneficially owned by the Free Enterprise Action Fund continuously for more than one year prior to the submission of the resolution, May 6, 2008. Please refer to the attachment for the purchase of said stock.

Please contact me if there are any questions regarding this matter.

Sincerely

Diana Purcell

Exhibit D

ES,
One from the other side

Post-it® Fax Note 7671	Date 5-1-07 # of pages ▸ 2
To JAMES JOHNSON	From STEVEN MILLOY
Co./Dept.	Co. AFM/FEAF
Phone #	Phone # 301-258-2852
Fax # 513-983-2024	Fax #

action fund
management, llc
12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

May 1, 2007

Mr. James J. Johnson
Corporate Secretary
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315

Dear Mr. Johnson:

I hereby submit the attached shareholder proposal ("Proposal") for inclusion in The Procter & Gamble Company (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund (the "Fund") is the beneficial owner of approximately 2678 shares of the Company's common stock, 1260 shares of which have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. Appropriate verification of the Fund's beneficial ownership of the afore-mentioned Company stock will be forwarded to you.

The Fund's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the Free Enterprise Action Fund. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the Free Enterprise Action Fund, Owner of The Procter & Gamble Company Common Stock

Attachment: Shareholder Resolution: Business Sustainability Report

Business Sustainability Report

Resolved: The shareholders request the Board of Directors to report on company policies and activities, if any, that are intended to promote free enterprise, improve the general business environment and to prevent anti-business activists from harming shareholder value, omitting proprietary information and at reasonable cost.

Supporting Statement:

Increasingly, social and political activists are harnessing the power, resources and influence of publicly-owned corporations to advance their various anti-business, anti-capitalism and anti-free enterprise agendas.

Frustrated by their failure to advance their agendas in the public political process, these activists use capitalism against capitalism under the guise of vague and potentially deceptive catch-phrases and slogans such as "corporate social responsibility," "socially responsible investing" and sustainability.

This anti-business movement threatens shareholder value.

Shareholders want to know what management is doing, if anything, to address this situation.

Exhibit E

Shareholder Proposal #2

The Free Enterprise Action Fund, 12309 Briarbush Lane, Potomac, MD 20854, owner of 1,260 shares of common stock of the Company, has given notice that it intends to present for action at the annual meeting the following resolution:

Resolved: The shareholders request the Board of Directors to report on company policies and activities, if any, that are intended to promote free enterprise, improve the general business environment and to prevent anti-business activists from harming shareholder value, omitting proprietary information and at reasonable cost.

Supporting Statement:

Increasingly, social and political activists are harnessing the power, resources and influence of publicly-owned corporations to advance their various anti-business, anti-capitalism and anti-free enterprise agendas.

Frustrated by their failure to advance their agendas in the public political process, these activists use capitalism against capitalism under the guise of vague and potentially deceptive catch-phrases and slogans such as "corporate social responsibility," "socially responsible investing" and sustainability.

This anti-business movement threatens shareholder value.

Shareholders want to know what management is doing, if anything, to address this situation.

The Board of Directors recommends a vote AGAINST this proposal for the following reasons:

The Company agrees with the proposers that it is important to foster a public environment that supports business growth, thereby benefiting consumers and society as well as shareholders.

The Company regularly engages with many stakeholders, including consumers, retailers, suppliers, employees, retirees, shareholders, and others, including environmental, governance and consumer activists. We respect the diverse views of our stakeholders and also recognize that there are many views on the role of business in social and political issues, as well as on those policies which impact the business environment.

The Company determines which issues in which it should engage directly based on three central criteria: a) P&G's business stake in the outcome; b) P&G's ability to meaningfully contribute to addressing the issue; and c) availability of resources to devote to the issue. These issues include areas such as tax, international trade and innovation policy. The Company regularly reviews its public policy engagement with the Board committee on Governance & Public Responsibility.

P&G also regularly reports on its work in the areas of sustainability, corporate responsibility, philanthropy and community relations in its annual Global Sustainability Report. This report is available on line at http://www.pg.com/company/index.html.

As reflected in this report, the Company believes it has an obligation to contribute to the betterment of the world through choiceful application of our technology, human capital and global resources. Hence, we have embraced the concept of sustainable development as both a business opportunity and corporate responsibility. We do this through our products and social responsibility programs. For example, products such as: Tide Coldwater/Ariel Cool Clean can help reduce energy consumption and green house gas emissions, as well as build business. Programs such as P&G's Children's Safe Drinking Water have provided over 660 million liters of safe drinking water, saved over 3,500 lives and created goodwill among key stakeholders. We believe this business-focused approach builds, rather than threatens, shareholder value.

We believe the shareholders' interests are best served by focusing the vast majority of Company efforts and resources on fulfilling our Purpose of providing "branded products and services of superior quality and value that improve the lives of the world's consumers." We focus our limited public policy activities on those few issues which can have the biggest impact on Company success. We believe our current reporting is appropriate and that additional activities to "promote free enterprise" will not meaningfully advance shareholder interests.

The Board of Directors recommends a vote AGAINST this proposal.

Exhibit F

Kathy King-KB
Executives
513-983-4976
10/08/2007 10:43 AM

To: Ej Wunsch-EJ/PGI@PGI, Susan Felder-SS/PGI@PGI
cc:
Subject: Shareholder meeting & proposal

to note ...

----- Forwarded by Kathy King-KB/PGI on 10/08/2007 10:42 -----

Steven Milloy <steve@feafund.com>
10/08/2007 10:28

To: Clifford Henry-CE/PGI@PGI
cc: Ag Lafley-AG/PGI@PGI, johnson.jj@pg.com
Subject: Shareholder meeting & proposal

Hi Clifford,

Unfortunately, we will not be able to attend the shareholder meeting tomorrow.

I am requesting that you designate someone to present the shareholder proposal of the Free Enterprise Action Fund at the meeting.

The designated person may simply read the proposal as it is in the proxy statement.

Let me know if there's a problem.

Thanks,

Steve

Steven J. Milloy
Managing Partner
Action Fund Management, LLC
Portfolio Manager, Free Enterprise Action Fund
12309 Briarbush Lane
Potomac, mD 20854
T: 301-258-2852
F: 301-330-3440
E: steve@feafund.com
W: www.FEAOX.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 24, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Procter & Gamble Company
Incoming letter dated June 10, 2008

The proposal relates to a report.

There appears to be some basis for your view that Procter & Gamble may exclude the proposal under rule 14a-8(h)(3). We note your representation that Procter & Gamble included the proponent's proposal in its proxy statement for its 2007 annual meeting, but that neither the proponent nor its representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Procter & Gamble omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response will also apply to any future submissions to Procter & Gamble by the same proponent with respect to an annual meeting held during calendar year 2009.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

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